SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 10)

                              VIACOM INC.
- --------------------------------------------------------------------
                           (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value
- --------------------------------------------------------------------
                    (Title of Class of Securities)

                              925524 10 0
- --------------------------------------------------------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement \\. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the ecurities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on the following pages)

CUSIP NO.  925524-10-0

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        NATIONAL AMUSEMENTS, INC.
- --------------------------------------------------------------------
        I.R.S. Identification No. 04-2261332
- --------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of Group (See
        Instructions)

/  /    (a)-----------------------------------------------------------
/  /    (b)-----------------------------------------------------------
(3)     SEC Use Only--------------------------------------------------
- --------------------------------------------------------------------
(4)     Citizenship or Place of Organization    Maryland
                                       -------------------------------
- ----------
Number of       (5)     Sole Voting Power        46,829,414
  Shares                                  ----------------------------
Beneficially    (6)     Shared Voting Power       0
 Owned by                                    -------------------------
   Each         (7)     Sole Dispositive Power    46,829,414
Reporting                                      -----------------------
  Person        (8)     Shared Dispositive Power   0
   With                                          ---------------------
- ----------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                             46,829,414
                    ---------------------------------------------------

(10)    Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares (See Instructions)-----------------------------
- --------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)
                  67.46%
- --------------------------------------------------------------------
(12)    Type of Reporting Person (See Instructions)    CO
                                                    ------------------

CUSIP NO.  925524-10-0


(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        SUMNER M. REDSTONE
- --------------------------------------------------------------------
        S.S. No.
- --------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See
        Instructions)

/  /    (a)-----------------------------------------------------------

/  /    (b)-----------------------------------------------------------
(3)     SEC Use Only--------------------------------------------------
- --------------------------------------------------------------------
(4)     Citizenship or Place of Organization    United States
                                             -------------------------
- ----------
Number of          (5)     Sole Voting Power        46,829,494*
 Shares                                      -------------------------
Beneficially       (6)     Shared Voting Power           0
 Owned by                                       ----------------------
   Each            (7)     Sole Dispositive Power   46,829,494*
Reporting                                         --------------------
 Person            (8)     Shared Dispositive Power      0
  With                                              ------------------
- ----------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                             46,829,494*
               -------------------------------------------------------

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares(See Instructions)--------------------------------------

(11)    Percent of Class Represented by Amount in Row (9)
                     67.46%
- --------------------------------------------------------------------
(12)    Type of Reporting Person (See Instructions)    IN
                                                    ------------------


*Includes shares owned by National Amusements, Inc.

   The Schedule 13G, previously filed by the undersigned with respect to the Class A Common Stock, par value $0.01 per share (the "Class A
Common Stock"), of Viacom Inc. (the "Company") is hereby amended as follows:

Item 4. Ownership.
        ---------

           Item 4 is amended and restated in its entirety as follows:

(a)       Amount  Beneficially   Owned:   National   Amusements, Inc.
          ("NAI") beneficially owned 46,829,414 shares of Class A Common Stock*; Sumner M. Redstone beneficially owned 46,829,494 shares of Class A Common Stock* (including the shares owned by NAI).

(b)       Percent of Class: 67.46%

(c)       Number of shares as to which such person has:

               (i) sole power to vote or direct the vote: 46,829,414 shares of Class A Common Stock with respect to NAI; 46,829,494 shares of Class A Common Stock with respect to Mr. Redstone (including the shares owned by NAI);

              (ii) shared power to vote or direct the vote: None;

             (iii) sole power to  dispose or direct the disposition  of:
                   46,829,414 shares of Class A Common Stock with respect to NAI; 46,829,494 shares of Class A Common Stock with respect to Mr. Redstone (including the shares owned by NAI);

            (iv) shared power to dispose or to direct the disposition of: None.

   On September 5, 1996, NAI, Mr. Redstone and the Company commenced a joint purchase program to acquire up to $500 million in the Company's securities (including but not limited to Class A Common Stock), consisting of up to $250 million by NAI and/or Mr. Redstone and up to $250 million by the Company. As of December 31, 1996, that portion of the purchase program relating to purchases by NAI and/or Mr. Redstone was substantially completed.

- ---------------
*As of December 31, 1996.

Signatures
- ----------

After reasonable inquiry and to the best of your knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), we agree that this statement is filed on behalf of each of us.


Date:  February 13, 1997                /s/  Sumner M. Redstone
                                   ---------------------------------
                                            Sumner M. Redstone,
                                            Individually


                                        NATIONAL AMUSEMENTS, INC.


                                        /s/  Sumner M. Redstone
                                     ---------------------------------
                                            Sumner M. Redstone,
                                            Chairman, President and
                                            Chief Executive Officer